                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (AMENDMENT NO. 2)

                           CIRCUIT RESEARCH LABS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.10 PAR VALUE
                         (Title of Class of Securities)

                                    172743205
                                 (CUSIP Number)

                                  EDWIN SUMMERS
                       VICE PRESIDENT AND GENERAL COUNSEL
                  HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                                8500 BALBOA BLVD.
                          NORTHRIDGE, CALIFORNIA 91329
                                 (218) 893-8411
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

                                JAMES E. O'BANNON
                                    JONES DAY
                            2727 NORTH HARWOOD STREET
                               DALLAS, TEXAS 75201
                                 (214) 220-3939

                                 APRIL 30, 2003
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

                         (continued on following pages)




                            Page 1 of 10 Pages

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CUSIP NO. 172743205                  13D/A                    PAGE 2 OF 10 PAGES
--------------------------------------------------------------------------------
1       Name of Reporting Person
        Harman Acquisition Corp.
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group                 (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3       SEC Use Only

--------------------------------------------------------------------------------
4       Source of Funds
        00
--------------------------------------------------------------------------------
5       Check Box if Disclosure of Legal Proceedings is Required Pursuant
        to Item 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
6       Citizenship or Place of Organization
        Delaware
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          Number of            7      Sole Voting Power
           Shares                     1,395,690(1)
                               -------------------------------------------------
        Beneficially           8      Shared Voting Power
                                      0
                               -------------------------------------------------
          Owned by             9      Sole Dispositive Power
            Each                      1,395,690(1)
                               -------------------------------------------------
          Reporting            10     Shared Dispositive Power
         Person With                  0
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person
        1,395,690(1)

--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares                                                       |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
        26.8%(2)
--------------------------------------------------------------------------------
14      Type of Reporting Person
        CO
--------------------------------------------------------------------------------

1 All shares of common stock, par value $.10 per share ("Common Stock") of Circuit Research Labs, Inc., an Arizona corporation ("CRL"), covered by this statement may be acquired by Harman Acquisition Corp. ("HAC") upon exercise of a warrant issued to HAC as of May 31, 2000 (the "Warrant"). Prior to the exercise of the Warrant, HAC is not entitled to any rights as a stockholder of CRL.

2 Based on 3,806,846 shares outstanding at March 31, 2003 according to the Annual Report on Form 10-KSB filed by Circuit Research Labs, Inc. for the fiscal year ended December 31, 2002, plus 1,395,690 shares issuable upon exercise of the Warrant described in Item 6 below.

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CUSIP NO. 172743205                   13D/A                   PAGE 3 OF 10 PAGES

------- ------------------------------------------------------------------------
1       Name of Reporting Person
        Harman International Industries, Incorporated
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group                 (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3       SEC Use Only

--------------------------------------------------------------------------------
4       Source of Funds
        00
--------------------------------------------------------------------------------
5       Check if Disclosure of Legal Proceedings is Required Pursuant
        to Item 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
6       Citizenship or Place of Organization
        Delaware
--------------------------------------------------------------------------------
          Number of            7      Sole Voting Power
           Shares                     0
                               -------------------------------------------------
        Beneficially           8      Shared Voting Power
                                      1,395,690(1)
                               -------------------------------------------------
          Owned by             9      Sole Dispositive Power
            Each                      0
                               -------------------------------------------------
          Reporting            10     Shared Dispositive Power
         Person With                  1,395,690(1)
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person
        1,395,690(1)
--------------------------------------------------------------------------------
12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares  |_|

--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)
        26.8%(2)
--------------------------------------------------------------------------------
14      Type of Reporting Person
        CO
--------------------------------------------------------------------------------

1 All shares of Common Stock covered by this statement may be acquired by HAC upon exercise of the Warrant described in Item 6 below. HAC is a wholly owned subsidiary of Harman International Industries, Incorporated ("Harman"). As such, Harman may be deemed to have shared voting and dispositive power with respect to the shares covered by this Schedule 13D.

2 Based on 3,806,846 shares outstanding at March 31, 2003 according to the Annual Report on Form 10-KSB filed by Circuit Research Labs, Inc. for the fiscal year ended December 31, 2002, plus 1,395,690 shares issuable upon exercise of the Warrant described in Item 6 below.


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CUSIP NO. 172743205                 13D/A                     PAGE 4 OF 10 PAGES



         This Amendment No. 2 (this "Amendment No. 2") amends the joint statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 13, 2002 (as previously amended, the "Schedule 13D") by Harman International Industries, Incorporated ("Harman") and its wholly owned subsidiary, Harman Acquisition Corp. ("HAC"), relating to the common stock, par value $0.10 per share (the "Common Stock"), of Circuit Research Labs, Inc., an Arizona corporation ("CRL"), as amended by Amendment No. 1 to Schedule 13D filed with the SEC on March 31, 2003 (the "Amendment No. 1"). Capitalized terms used but not otherwise defined in this Amendment No. 2 have the meanings given to those terms in the Schedule 13D.

         Items 4, 5, 6 and 7 of the Schedule 13D are hereby amended and restated in their entirety as follows:

ITEM 4. PURPOSE OF TRANSACTION.

         In connection with the sale by HAC of substantially all of the assets of HAC to CRL Systems, Inc. ("Systems"), CRL issued the Warrant to HAC. The beneficial ownership of Common Stock by Harman and HAC reported in this statement is based solely on the ownership of the Warrant (as defined below in Item 6). The Warrant will expire on May 31, 2003.

         HAC has no present intent to exercise the Warrant.

         Except for the Proposed Restructuring (as defined in Item 6) contemplated by the Amended Letter Agreement (as defined in Item 6) or as otherwise described in the response to Item 6, neither Harman nor HAC have formulated any plans or proposals which relate to or would result in: (i) acquisition or disposition of securities of CRL; (ii) an extraordinary corporate transaction involving CRL or any of its subsidiaries; (iii) a sale or transfer of a material amount of the assets of CRL or any of its subsidiaries; (iv) any change in the present board of directors or management of CRL; (v) any material change in CRL's capitalization or dividend policy; (vi) any other material change in CRL's business or corporate structure; (vii) any change in CRL's charter or bylaws or other instruments corresponding thereto or other action which may impede the acquisition of control of CRL by any person; (viii) causing a class of CRL's securities becoming deregistered or delisted; (ix) causing a class of CRL's equity securities to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) an action similar to any of those enumerated above.

         The response to Item 6 is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As a result of HAC's ownership of the Warrant, HAC is deemed to beneficially own 1,395,690 shares of Common Stock or approximately 26.8% of the Common Stock that would be outstanding after giving effect to the exercise in full of the Warrant. Harman owns all of the outstanding capital stock of HAC, and as a result, Harman is deemed to also beneficially own these 1,395,690 shares of Common Stock or approximately 26.8% of the Common Stock that would be outstanding after giving effect to the exercise in full of the Warrant.


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CUSIP NO. 172743205                 13D/A                     PAGE 5 OF 10 PAGES

         (b) Under SEC regulations, HAC is deemed to have sole voting and dispositive power with respect to 1,395,690 shares of Common Stock as a result of its ownership of the Warrant. HAC is a wholly owned subsidiary of Harman. As such, under SEC regulations Harman may be deemed to also have shared voting and dispositive power with respect to 1,395,690 shares of Common Stock as a result of HAC's ownership of the Warrant.

         (c)      None.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On May 31, 2000, Systems and HAC entered into an Asset Sale Agreement (the "Asset Sale Agreement") pursuant to which Systems acquired substantially all of the assets of HAC (the "Transaction"). As consideration for the assets of HAC, HAC received $1,500,000 in cash, a $3.5 million short-term note (the "Tranche B Note"), a $5 million long-term note (the "Tranche A Note" and, together with the Tranche B Note, the "Notes") and warrant to purchase 1,000,000 shares of Common Stock, exercisable for $2.25 per share (the "Warrant").

         The Warrant expires on May 31, 2003 and can be exercised either (i) by payment in cash, (ii) by reducing the amount of the unpaid principal on the Tranche A Note or the Tranche B Note or (iii) by any combination of (i) and
(ii). The provisions of the Warrant also provide HAC with anti-dilution protection under certain circumstances, including for stock splits, stock dividends, combinations, reclassifications and issuances of Common Stock at prices below the current trading price or the exercise price of the Warrant. As a result of certain transactions effected by CRL subsequent to the issuance of the Warrant, the aggregate number of shares of Common Stock issuable upon exercise of the Warrant increased to 1,395,690 shares, and the exercise price per share decreased to $1.6121 per share.

         The provisions of the Warrant further provide HAC with certain rights to cause CRL to register the shares of Common Stock issuable to HAC upon exercise of the Warrant.

         Under the terms of the Asset Purchase Agreement, Systems and HAC entered into an $8,500,000 Credit Agreement (the "Credit Agreement") that governs the repayment of the Notes. In addition, CRL, Systems and HAC entered into a Guarantee and Collateral Agreement (the "Guarantee") whereby each of CRL and Systems pledged all of their respective assets, including the stock of Systems, as collateral for the repayment of the Notes. Among other things, the Guarantee provides that the cash proceeds received by CRL from any sale of debt or equity securities or sales of assets by CRL will be applied to pay amounts owed under the Notes.

         Between May 31, 2000 and May 2, 2002, HAC and Systems agreed to several payment extensions on the Notes. On October 1, 2001, Systems and HAC entered into an amendment to the Credit Agreement under which both Notes were amended and restated (the "Amended Credit Agreement"). Under the Amended Credit Agreement, the Notes were converted to demand notes payable on the demand of HAC or if no demand is sooner made, on the dates and in the

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CUSIP NO. 172743205                 13D/A                     PAGE 6 OF 10 PAGES

amounts specified in the Amended Credit Agreement. Interest only payments remain payable from time to time for both Notes and are also due on demand. On May 1, 2002, Systems and HAC entered into a second amendment to the Credit Agreement under which both Notes were again amended and restated (the "Second Amendment to Credit Agreement"). Under the Second Amendment to Credit Agreement, the requirement for quarterly principal payments was removed and the maturity date of the Notes was extended to December 31, 2003.

         On April 30, 2003, HAC, CRL and Systems, entered into a non-binding letter agreement (the "Amended Letter Agreement"), which amended and restated their non-binding letter agreement dated as of March 27, 2003. The Amended Letter Agreement sets forth the terms of a proposed restructuring (the "Proposed Restructuring") of the Notes and HAC's investment in CRL. The Amended Letter Agreement contemplates, among other things, that:

          (a) CRL will make a cash principal payment on the Notes in an amount not less than $1,000,000;

          (b) HAC will exchange $3.5 million in debt payable under the Notes plus the Warrant, for a number of shares of Common Stock such that HAC will own 19% of the then-outstanding shares of Common Stock of CRL at the time of issuance, determined on a fully diluted basis; and

          (c) CRL and HAC will consolidate amounts owed under the Notes into a single senior secured note (the "Amended Note") and amend the Credit Agreement to, among other things, (i) provide that accrued but unpaid interest on the Notes will be added to the principal amount due under the Amended Note, (ii) reduce the interest rate and (ii) amend the timing and amount of principal payments.

The Proposed Restructuring is subject to a number of conditions, including (a) CRL receiving $1.5 million in new common equity investments prior to May 16, 2003, (b) the negotiation and execution of definitive agreements setting forth the terms of the Proposed Restructuring, and (c) the approval of the Boards of Directors of each of CRL and HAC.

         HAC acquired the Warrant (and as a result, beneficial ownership of the Common Stock issuable upon exercise of the Warrant) as consideration received in the Transaction. HAC from time to time intends to review its investment in CRL, including in connection with the Proposed Restructuring contemplated by the Amended Letter Agreement, on the basis of various factors, including CRL's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and for CRL's securities in particular, as well as other developments and other investment opportunities. Based upon such review, it will take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time, including but not limited to demanding payment of all or a portion of the principal and interest due under the Notes and/or exercising its rights under the Credit Agreement, as amended, the Guarantee or the Asset Sale Agreement. Depending on market and other factors, HAC may determine to dispose of some or all of the Notes and/or the Warrant pursuant to the Proposed Restructuring or otherwise.


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CUSIP NO. 172743205                 13D/A                     PAGE 7 OF 10 PAGES

         The foregoing descriptions of the Asset Sale Agreement, the Warrant, the Guarantee and the Amended Letter Agreement are qualified in their entirety by reference to the copies of such agreements which have been filed as exhibits to this statement.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

         The following are filed herewith as Exhibits to the statement:

    EXHIBIT NO.                          DESCRIPTION

     1 Asset Sale Agreement, dated as of May 31, 2000, between Harman Acquisition Corp. (F/K/A Orban, Inc.) and CRL Systems, Inc.(1)

     2 Warrant, dated May 31, 2000, issued by Circuit Research Labs, Inc. to Harman Acquisition Corp.(1)

     3 Guarantee and Collateral Agreement, dated as of May 31, 2000, made by Circuit Research Labs, Inc., as Parent, CRL Systems, Inc., as Borrower, in favor of Harman Acquisition Corp., as Lender.(1)

     4    Joint Filing Agreement(1)

     5 Letter Agreement, dated as of March 27, 2003, among Circuit Research Labs, Inc., CRL Systems, Inc. and Harman Acquisition Corp.(2)

     6 Letter Agreement dated as of April 30, 2003, among Circuit Research Labs, Inc., CRL Systems, Inc. and Harman Acquisition Corp.

---------------------

(1) Filed previously as an exhibit to the Schedule 13D

(2) Filed previously as an exhibit to Amendment No. 1



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CUSIP NO. 172743205                 13D/A                     PAGE 8 OF 10 PAGES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 2, 2003             HARMAN ACQUISITION CORP.



                                By: /s/ FRANK MEREDITH
                                   -------------------------------
                                    Frank Meredith, Secretary

                                HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED



                                By: /s/ FRANK MEREDITH
                                  ---------------------------------
                                    Frank Meredith, Executive Vice President
                                    and Chief Financial Officer